Exhibit G
                                                                Form of Notice

Securities and Exchange Commission
(Release No. 35-_________)

         Cinergy Corp, a registered holding company ("Cinergy"), with offices at 139 East Fourth Street, Cincinnati, Ohio 45202, has filed an application-declaration under Sections 6(a), 7, 9(a), 10 and 1(b)(1) of the Act and Rule 54 thereunder.

         Cinergy requests authority to invest, directly or indirectly through one or more subsidiaries, up to $100 million (including existing investments, the "Investment Cap") from time to time through December 31, 2008 ("Authorization Period"), in new or existing non-utility companies ("IS Subsidiaries") that derive or will derive substantially all of their operating revenues from the sale of Infrastructure Services (as hereinafter defined) both within and outside the United States. The Investment Cap would include Cinergy's existing investments in IS Subsidiaries on the date of the Commission's order herein.1 The foregoing notwithstanding, pending completion of the record, Cinergy requests that the Commission reserve jurisdiction over Cinergy's proposal to invest in any IS Subsidiary that derives or will derive a substantial portion of its operating revenues from the sale of Infrastructure Services outside the United States. Cinergy states that the requested authority is necessary to enable Cinergy to continue to operate and grow the Infrastructure Services businesses previously authorized by the Commission, under an order expiring on April 1, 2005.

         Cinergy directly or indirectly owns all the outstanding common stock of public utility companies operating in Ohio, Indiana and Kentucky, the most significant of which are PSI Energy, Inc. ("PSI") and The Cincinnati Gas & Electric Company ("CG&E"). PSI is a vertically integrated electric utility operating in Indiana, serving more than 700,000 customers in portions of 69 of the state's 92 counties. CG&E is a combination electric and gas public utility holding company exempt from registration pursuant to Rule 2(b) that provides electric and gas service in the southwestern portion of Ohio. CG&E's principal subsidiary is The Union Light, Heat and Power Company, which provides electric and gas service in northern Kentucky. Cinergy states that it also owns numerous nonutility subsidiaries engaged in businesses authorized under the Act, by Commission order or otherwise, including IS Subsidiaries (pursuant to the 2002 order described below), "exempt wholesale generators," as defined in Section 32 of the Act ("EWGs"), "foreign utility companies," as defined in Section 33 of the Act ("FUCOs"), "exempt telecommunications companies," as defined in Section 34 of the Act ("ETCs"), and "energy-related companies," as defined in Rule 58. As of and for the nine months ended September 30, 2004, Cinergy reported consolidated total assets of approximately $14.2 billion and consolidated total operating revenues of approximately $3.5 billion.

         By order dated October 23, 2002 in File No. 70-10015, HCAR No. 27581 ("2002 Order"), the Commission authorized Cinergy to invest up to $500 million through March 31, 2005 in IS Subsidiaries, while reserving jurisdiction over investments by Cinergy in IS Subsidiaries providing Infrastructure Services outside the United States.

         As defined in the 2002 Order, and for purposes of this Application and the authority requested hereby, "Infrastructure Services" include design, construction (as defined in Rule 80(c)), retrofit and maintenance of utility transmission and distribution systems; substation construction; installation and maintenance of natural gas pipelines and laterals, water and sewer pipelines, and underground and overhead telecommunications networks; and installation and servicing of meter reading devices and related communications networks, including fiber optic cable; provided, however, that Infrastructure Services would under no circumstances include the acquisition or ownership of "utility assets" within the meaning of Section 2(a)(18) of the Act.2

         Currently, Cinergy has four IS Subsidiaries:

                Cinergy Supply Network, Inc., a Delaware corporation ("CSN"), which does not engage in an active business but rather is solely a holding company for Cinergy's other IS Subsidiaries.3

                Reliant Services, LLC ("Reliant"), an Indiana limited liability company owned jointly and equally by CSN and a subsidiary of Vectren Corporation. Reliant provides line locating and meter reading services to utilities and through its wholly-owned indirect subsidiary, Miller Pipeline Corporation, installs, repairs and maintains underground pipelines used in natural gas, water and sewer systems. Reliant operates throughout the United States with its customer base primarily concentrated in the Midwest.

                MP Acquisition Corp., an Indiana corporation ("MP"), is a direct wholly-owned subsidiary of Reliant that engages in no active business but rather is solely a holding company for Miller Pipeline Corporation.

                Miller Pipeline Corporation, an Indiana corporation ("Miller Pipeline"). A direct wholly-owned subsidiary of MP, Miller Pipeline installs, repairs and maintains underground pipelines used in natural gas, water and sewer systems. Miller Pipeline operates throughout the United States with its customer base primarily concentrated in the Midwest.

         Investments in any IS Subsidiary may take the form of an acquisition, directly or indirectly, of the stock or other equity securities of a new subsidiary or of an existing company and any subsequent purchases of additional equity securities and any loans or cash capital contributions to any such company. In addition, any guarantee provided by Cinergy in respect of any payment or performance obligation of any IS Subsidiary will be counted against the Investment Cap. Cinergy will fund investments in IS Subsidiaries using available cash or the proceeds of financings, as authorized in File No. 70-9577 (HCAR No. 27190, dated June 23, 2000) or any supplemental or superseding financing order issued to Cinergy during the Authorization Period.

         Cinergy will not seek recovery through higher rates to its utility subsidiaries' customers for any losses Cinergy may sustain, or any inadequate returns it may realize, in respect of its investments in IS Subsidiaries.

         Any Infrastructure Services performed by any IS Subsidiaries, directly or indirectly, for any associate or affiliate utility companies (as such terms are defined in the Act) will be conducted at cost and otherwise in accordance with the service agreements approved by the Commission in HCAR No. 27016, May 4, 1999 (File No. 70-9449).

         The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, by the Applicant or any associate company thereof in connection with the proposed transactions are estimated not to exceed approximately $2,000, consisting chiefly of fees for outside legal counsel.

         No state or federal commission, other than this Commission, has jurisdiction over the proposed transactions.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.




1 Cinergy states that at December 31, 2004 it had invested approximately $30 million in IS Subsidiaries.

2 Cinergy states that to some extent Rule 58 already permits a registered holding company to acquire the securities of new or existing companies engaged in selling traditional infrastructure services. For example, under Rule 58(b)(1)(vii), an "energy-related company" may engage in "[t]he sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation." Also, Rule 58(b)(1)(ix) permits such companies to engage in "[t]he ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities." However, Rule 58, by its terms, has no application to companies engaged in "energy-related" activities outside the United States. Moreover, some activities that fall within the definition of Infrastructure Services (e.g., trenching to install water or sewer lines, installation of fiber optic cables, etc.) may not come within the scope of "energy-related" activities permitted under Rule 58, but are nevertheless very similar in terms of the kinds of expertise, technologies and equipment that are utilized in order to perform such services.

3 CSN has one subsidiary, Fiber Link, LLC, an Indiana limited liability company, that is not an IS Subsidiary but rather is an ETC as certified by the Federal Communication Commission. Fiber Link holds conduit inventory for sale to the telecommunications industry.